           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                      SCHEDULE 14F-1 / AMENDMENT

                        INFORMATION STATEMENT
                   PURSUANT TO SECTION 14(f) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 THEREUNDER

                       PROSPERITY PARTNERS, INC.
                   -------------------------------
                     (Exact name of registrant as
                 specified in its corporate charter)

                               0-32577
                               -------
                         Commission File No.

               DELAWARE                        23-3078137
               --------                        ----------
       (State of Incorporation)               (IRS Employer
                                           Identification No.)

                   1422 Chestnut Street, Suite #410
                        Philadelphia, PA 19102
                        ---------------------
               (Address of principal executive offices)

                            (215) 893-3662
                            --------------
                     (Issuer's telephone number)

                       PROSPERITY PARTNERS, INC.

                  INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES
            EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about July 29,
2002 to the holders of shares of common stock, par value $0.0001
(the "Common Stock") of Prosperity Partners, Inc., a Delaware
corporation (the "Company").

On June 7, 2002, Dotcom Internet Ventures Ltd. the majority
shareholder of the Company entered into a Stock Purchase Agreement
(the "Agreement") with Apex Restaurant Partners, Inc., which would have resulted in a restructuring of the Company's management, Board, and ownership, however Apex Restaurant Partners, Inc., failed to meet its obligations as outlined in the Agreement and therefore no change of ownership has or will take place pursuant to the Agreement.

In accordance therewith, Mr. William Tay will remain as the sole director and officer of the Company.

The Company directs that all shareholders disregard in its entirety, the disclosures made in the Schedule 14F-1 document filed with the
U.S. Securities and Exchange Commission on June 14, 2002.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE
NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Dated:  July 29, 2002                   By order of the Board of
                                        Directors

                                        /s/ William Tay
                                        ----------------------------
                                        William Tay
                                        President, Chief Executive
                                        Officer, Secretary and
                                        Treasurer